OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024 TELEPHONE (310) 208-8800 FACSIMILE (310) 443-6690

December 8, 2005

Mr. Barry Stem

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Occidental Petroleum Corporation
(Form S-4, File No. 333-129721)

Dear Mr. Stem:

On behalf of Occidental Petroleum Corporation (Occidental), we are providing you with this response to the suggestions that you made in a telephone call to me on December 2, 2005, concerning Occidental’s Registration Statement on Form S-4 (the “Form S-4”) in connection with Occidental’s planned acquisition of Vintage Petroleum, Inc. (“Vintage”). In that call you confirmed that you had received Occidental’s fax of December 2, 2005. Additionally, you agreed with our conclusion that Occidental’s acquisition of Vintage would not meet the test as a significant subsidiary pursuant to Rule 11-01(b)(1). However, you also indicated that the Securities and Exchange Commission believes that pro forma financial information and pro forma oil and gas reserve information is important in this case because of the size of the proposed transaction. Therefore, Occidental proposes to add the information on Attachment I herein to Occidental’s Form S-4 in an amended filing, on page 11, after the section titled SELECTED HISTORICAL FINANCIAL DATA OF VINTAGE.

Securities and Exchange Commission	December 8, 2005

If you have any questions or comments regarding the attached materials, please do not hesitate to call me at (310) 443-6765 or Linda Peterson at (310) 443-6189.

Very truly yours,

/s/ JIM A. LEONARD

Jim A. Leonard

Vice President and Controller

Attachment

cc:	Carmen Moncada-Terry

(Securities and Exchange Commission)

Donald P. de Brier
Linda S. Peterson
(Occidental Petroleum Corporation)

Robert W. Cox
(Vintage Petroleum, Inc.)

Patrick S. Brown
Alison S. Ressler
(Sullivan & Cromwell LLP)

Robert J. Melgaard
Robert A. Curry

                (Conner & Winters, LLP)

Occidental Response to SEC Phone Call	December 8, 2005

Attachment I

Unaudited pro forma condensed consolidated financial statements

The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of Occidental and Vintage, adjusted to reflect the proposed acquisition of Vintage by Occidental. The historical financial information for Occidental and Vintage was derived from their respective Annual and Quarterly Reports on Form 10-K and 10-Q, for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively, which are incorporated by reference into this document. The following pro forma information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accordingly includes the effects of purchase accounting resulting from the proposed acquisition. It does not include cost savings, synergies, changes to Vintage’s hedging program or certain other adjustments that may result from the proposed acquisition of Vintage. In addition, the pro forma financial statements and the pro forma per share amounts do not include the effect of Occidental’s announced intention to repurchase 9 million shares of Occidental common stock. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2005 reflects the acquisition as if it had occurred as of that date. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2004 and the nine months ended September 30, 2005 reflect the acquisition as if it had occurred on January 1, 2004. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial position of Occidental that would have occurred if the acquisition had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company.

A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed consolidated financial statements based on currently available information. The actual final purchase price allocation and the resulting effect on income from operations may differ from the pro forma amounts included herein. These pro forma adjustments represent Occidental’s preliminary determination of purchase accounting adjustments and are based on available information and certain assumptions that Occidental believes to be reasonable. Consequently, the amounts reflected in the pro forma financial information are subject to change.

Occidental Response to SEC Phone Call	December 8, 2005

Unaudited Pro forma Condensed Consolidated Statement of Income
For the Nine Months ended September 30, 2005 ($ in millions, except per-share amounts)	Occidental Historical	Vintage Historical	Pro forma Adjustments	Notes	Occidental Pro forma

Revenues
Net Sales	$10,878	$ 772	$ —		$11,650
Interest, Dividends and Other Income	120	—	—		120
Gains on Dispositions of Assets, net	870	—	—		870
	11,868	772	—		12,640

Costs & Other Deductions
Cost of Sales	4,993	379	161	(a)	5,533
Selling, General and Administrative and Other Operating Expenses	1,143	91	—		1,234
Environmental Remediation	29	—	—		29
Exploration Expense	213	30	—		243
Interest and Debt Expense, net	232	35	(5)	(b)	262
	6,610	535	156		7,301

Income before Taxes and Other Items	5,258	237	(156)		5,339

Provision for Domestic and Foreign Income and Other Taxes	1,256	86	(62)	(c)	1,280
Minority Interest	44	—	—		44
Income from Equity Investments	(166)	—	—		(166)
Income from Continuing Operations	$ 4,124	$ 151	$ (94)		$ 4,181

Basic Earnings per Common Share
Income from Continuing Operations	10.25				9.72

Diluted Earnings per Common Share
Income from Continuing Operations	10.10				9.59

Basic Shares	402.4		27.9		430.3
Diluted Shares	408.3		27.9		436.2

Pg. 2 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

Unaudited Pro forma Condensed Consolidated Statement of Income
For the year ended December 31, 2004 ($ in millions, except per-share amounts)	Occidental Historical	Vintage Historical	Pro forma Adjustments	Notes	Occidental Pro forma

Revenues
Net Sales	$ 11,368	$ 778	$ —		$12,146
Interest, Dividends and Other Income	144	—	—		144
Gains on Dispositions of Assets, net	1	—	—		1
	11,513	778	—		12,291

Costs & Other Deductions
Cost of Sales	4,509	294	—		4,803
Selling, General and Administrative and Other Operating Expenses	1,008	92	—		1,100
Depreciation, Depletion & Amortization	1,303	103	202	(a)	1,608
Environmental Remediation	59	—	—		59
Exploration Expense	219	32	—		251
Interest and Debt Expense, net	260	62	(6)	(b)	316
	7,358	583	196		8,137

Income before Taxes and Other Items	4,155	195	(196)		4,154

Provision for Domestic and Foreign Income and Other Taxes	1,708	69	(79)	(c)	1,698
Minority Interest	75	—	—		75
Income from Equity Investments	(113)	—	—		(113)
Gain on Lyondell Stock Issuance	(121)	—	—		(121)
Income from Continuing Operations	$ 2,606	$ 126	$ (117)		$ 2,615

Basic Earnings per Common Share
Income from Continuing Operations	6.59				6.17

Diluted Earnings per Common Share
Income from Continuing Operations	6.50				6.09

Basic Shares	395.6		27.9		423.5
Diluted Shares	401.1		27.9		429.0

(a)   Reflects the additional depreciation, depletion and amortization expense to be recognized based on a preliminary purchase price allocation to reflect the Vintage property, plant and equipment at estimated fair value.

(b)	Reflects the amortization of the adjustment to reflect the Vintage long-term debt at estimated fair value.
(c)	Reflects additional income tax benefit calculated by applying prevailing statutory tax rates by jurisdiction to the pro forma adjustments.

Pg. 3 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

Unaudited Pro forma Condensed Consolidated Balance Sheet
As of September 30, 2005 ($ in millions)	Occidental Historical	Vintage Historical	Pro forma Adjustments	Notes	Occidental Pro forma

Current Assets
Cash and Cash Equivalents	$ 1,716	$ 181	$ (1,431)	(d)	$ 466
Receivables, net	3,393	141	—		3,534
Other Current Assets	783	59	—		842
Total Current Assets	5,892	381	(1,431)		4,842

Long Term Assets
Property, Plant and Equipment, net of Accumulated Depreciation, Depletion and Amortization	17,134	1,433	4,603	(e)	23,170
Other Assets	2,071	62	—		2,133
	25,097	1,876	3,172		30,145

Current Liabilities
Accounts Payable and Accrued Liabilities	4,063	271	50	(f)	4,384
Other Current Liabilities	506	25	—		531
Total Current Liabilities	4,569	296	50		4,915

Long Term Debt, net of Current Maturities and Unamortized Discount	2,896	550	38	(g)	3,484
Deferred and Other Domestic and Foreign Income Taxes	843	88	1,833	(h)	2,764
Other Deferred Credits and Other Liabilities	2,550	132	—		2,682
Minority Interest	330	—	—		330

Stockholders’ Equity
Additional Paid-in Capital	4,883	—	2,061	(i)	6,944
Retained Earnings	9,419	—	—		9,419
Other Equity	(393)	810	(810)	(j)	(393)
	13,909	810	1,251		15,970

	$ 25,097	$1,876	$ 3,172		$30,145

(d)   Reflects the cash purchase price component of the acquisition of approximately $1.33 billion and the cash settlement of Vintage stock incentive awards of approximately $101 million.

(e)	Reflects the preliminary purchase price allocation to record the Vintage property, plant and equipment at estimated fair value.
(f)	Reflects the estimated severance liability for Vintage employees and other transaction-related costs.
(g)	Reflects the adjustment to reflect Vintage’s long-term debt at estimated fair value.
(h)	Reflects the additional deferred tax liability resulting from the preliminary allocation of the purchase price to Vintage’s assets and liabilities.
(i)	Reflects issuance of Occidental shares for the stock component of the purchase price.
(j)	Reflects the elimination of the historical equity of Vintage.

Pg. 4 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

The following unaudited pro forma consolidated information for oil and gas producing activities is derived from information contained in Occidental and Vintage’s respective Annual and Quarterly Reports on Form 10-K and

10-Q, for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively, which are incorporated by reference into this document. However, this information is not necessarily indicative of what Occidental’s reserves, production and other related information would have been at the dates or for the periods presented nor is it necessarily indicative of future reserves, production or other related information. The following tables summarize the pro forma consolidated estimated proved reserves of Occidental as of December 31, 2004, giving effect to the acquisition of Vintage as if such acquisition had occurred as of that date and the pro forma consolidated average daily production for the nine months ended September 30, 2005, giving effect to the acquisition of Vintage as if such acquisition had occurred on January 1, 2005. The following information should be read in conjunction with the audited consolidated financial statements of Occidental and Vintage contained in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2004, and the unaudited consolidated financial statements of Occidental and Vintage contained in their Quarterly Reports on Form 10-Q for the nine months ended September 30, 2005, all of which are incorporated by reference into this document.

Historical and Pro forma Oil and Gas Proved Reserves As of December 31, 2004 (Oil in millions of barrels; natural gas in billions of cubic feet; BOE in millions of barrels of oil equivalent)
	Occidental Historical					Vintage Historical					Occidental Pro forma
	Oil	(a)	Gas	BOE	(b)	Oil	(a)	Gas	BOE	(b)	Oil	(a)	Gas	BOE	(b)
Reserves
United States	1,494		2,101	1,844		91		281	138		1,585		2,382	1,982
Latin America	171		—	171		200		559	293		371		559	464
Middle East	322		768	450		6		—	6		328		768	456
Other Eastern Hemisphere	6		106	24		—		—	—		6		106	24
Consolidated Subsidiaries	1,993		2,975	2,489	(c)	297		840	437	(c)	2,290		3,815	2,926	(c)

Other Interests (d)	43		—	43		—		—	—		43		—	43

(a)	Includes natural gas liquids and condensate.
(b)

Natural gas volumes have been converted to a barrel of oil equivalent (“BOE”) based on energy content of 6,000 cubic feet (one thousand cubic feet is referred to as an "McF") of gas to one barrel of oil.

(c)

Stated on a net basis and after applicable royalties. Includes reserves related to production-sharing contracts and other economic arrangements. Occidental’s proved reserves from production-sharing contracts in the Middle East and from other economic arrangements in the United States were 450 million and 90 million BOE, respectively.

(d)	Includes Occidental's share of reserves from equity investees in Russia and Yemen, partially offset by minority interests for a Colombian affiliate.

Pg. 5 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

Historical and Pro forma Oil and Gas Average Daily Production

For the Nine Months Ended September 30, 2005

(Oil in thousands of barrels per day; natural gas in millions of cubic feet per day;
BOE in thousands of barrels of oil equivalent per day)

	Occidental Historical					Vintage Historical					Occidental Pro forma
	Oil	(a)	Gas	BOE	(b)	Oil	(a)	Gas	BOE	(b)	Oil	(a)	Gas	BOE	(b)
United States	248		547	339		18		78	31		266		625	370
Latin America	77		—	77		34		37	40		111		37	117
Middle East	93		51	102		4		—	4		97		51	106
Other Eastern Hemisphere	5		77	18		—		—	—		5		77	18
Consolidated Subsidiaries	423		675	536		56		115	75		479		790	611
Other Interests (c)	23		15	25		—		—	—		23		15	25
Total Worldwide	446		690	561		56		115	75		502		805	636

(a)	Includes natural gas liquids and condensate.
(b)	Natural gas volumes have been converted to a BOE based on energy content of 6,000 cubic feet (one thousand cubic feet is referred to as an "McF") of gas to one barrel of oil.
(c)	Includes Occidental's share of production from equity investees in Russia and Yemen, partially offset by minority interests for a Colombian affiliate.

Pg. 6 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

Oil Reserves (in millions of barrels)

	Occidental Historical						Occidental Pro forma
	UnitedStates	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests

Balance at December 31, 2003	1,500	152	326	12	1,990	48	1,587	351	329	16	2,283	48
Revisions of previous estimates	(4)	(4)	16	(3)	5	5	(1)	(12)	17	(3)	1	5
Improved recovery	72	6	10	–	88	1	72	6	10	–	88	1
Extensions and discoveries	9	18	3	–	30	2	10	30	6	–	46	2
Purchase of proved reserves	10	29	–	–	39	(4)	16	36	–	–	52	(4)
Sales of proved reserves	–	–	–	–	–	–	–	–	–	(3)	(3)	–
Production	(93)	(30)	(33)	(3)	(159)	(9)	(99)	(40)	(34)	(4)	(177)	(9)
Balance at December 31, 2004	1,494	171	322	6	1,993	43	1,585	371	328	6	2,290	43
Proved Developed Reserves at December 31, 2004	1,260	151	208	6	1,625	37	1,342	263	213	6	1,824	37

Gas (in billions of cubic feet)

	Occidental Historical						Occidental Pro forma
	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests

Balance at December 31, 2003	1,826	–	654	105	2,585	9	2,114	572	654	171	3,511	9
Revisions of previous estimates	94	–	134	13	241	(9)	87	3	134	17	241	(9)
Improved recovery	180	–	–	5	185	–	180	–	–	5	185	–
Extensions and discoveries	181	–	–	10	191	–	194	1	–	16	211	–
Purchase of proved reserves	7	–	–	–	7	–	24	–	–	–	24	–
Sales of proved reserves	(1)	–	–	–	(1)	–	(1)	–	–	(62)	(63)	–
Production	(186)	–	(20)	(27)	(233)	–	(216)	(17)	(20)	(41)	(294)	–
Balance at December 31, 2004	2,101	–	768	106	2,975	–	2,382	559	768	106	3,815	–
Proved Developed Reserves at December 31, 2004	1,644	–	100	95	1,839	–	1,884	323	100	95	2,402	–

Pg. 7 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

The following table summarizes the pro forma consolidated estimated standardized measure of discounted future net cash flows as of December 31, 2004, giving effect to the proposed acquisition of Vintage as if such acquisition had occurred as of December 31, 2004. The following information should be read in conjunction with the audited consolidated financial statements of Occidental and Vintage included in their Annual Reports on Form 10-K for the year ended December 31, 2004, which are incorporated by reference into this document.

Standardized Measure of Discounted Cash Flows At December 31, 2004 ($ in millions)
	Occidental Historical		Vintage Historical		Occidental Pro forma
	Consolidated Subsidiaries Total	Other Interests (a)	Consolidated Subsidiaries Total	Other Interests	Consolidated Subsidiaries Total	Other Interests (a)
Future cash flows	$ 84,914	$ 959	$ 11,468	–	$ 96,382	$ 959
Future costs
Production costs and other operating expenses (b)	(34,235)	(633)	(3,543)	–	(37,778)	(633)
Development costs	(3,850)	(55)	(948)	–	(4,798)	(55)
Future net cash flows before income tax	46,829	271	6,977	–	53,806	271
Future income tax expense	(12,826)	40	(2,329)	–	(15,155)	40
Future net cash flows	34,003	311	4,648	–	38,651	311
Ten percent discount factor	(17,963)	(59)	(2,174)	–	(20,137)	(59)
Standardized measure	$ 16,040	$ 252	$ 2,474	–	$ 18,514	$ 252

(a)   Includes the future net cash flows applicable to Occidental's equity investees in Russia and Yemen, partially offset by minority interests in a Colombian affiliate.

(b)   Includes dismantlement and abandonment costs.

Pg. 8 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

Standardized Measure of Discounted Cash Flows At December 31, 2004 ($ in millions)
	Occidental Historical						Occidental Pro forma
	Consolidated Subsidiaries						Consolidated Subsidiaries
	United States	Latin America	Middle East	Eastern Hemisphere and Other	Total	Other Interests (a)	United States	Latin America	Middle East	Eastern Hemisphere and Other	Total	Other Interests (a)
Future cash flows	$67,273	$5,161	$12,042	$ 438	$ 84,914	$ 959	$72,184	$11,506	$12,254	$ 438	$ 96,382	$ 959
Future costs
Production costs and other operating expenses (b)	(28,518)	(2,334)	(3,236)	(147)	(34,235)	(633)	(30,346)	(4,012)	(3,273)	(147)	(37,778)	(633)
Development costs	(2,214)	(185)	(1,421)	(30)	(3,850)	(55)	(2,540)	(778)	(1,450)	(30)	(4,798)	(55)
Future net cash flows before income tax	36,541	2,642	7,385	261	46,829	271	39,298	6,716	7,531	261	53,806	271
Future income tax expense	(11,751)	(986)	–	(89)	(12,826)	40	(12,716)	(2,322)	(28)	(89)	(15,155)	40
Future net cash flows	24,790	1,656	7,385	172	34,003	311	26,582	4,394	7,503	172	38,651	311
Ten percent discount factor	(14,104)	(443)	(3,389)	(27)	(17,963)	(59)	(14,892)	(1,810)	(3,408)	(27)	(20,137)	(59)
Standardized measure	$10,686	$1,213	$ 3,996	$ 145	$ 16,040	$ 252	$11,690	$ 2,584	$ 4,095	$ 145	$ 18,514	$ 252

(a)   Includes the future net cash flows applicable to Occidental's equity investees in Russia and Yemen, partially offset by minority interests in a Colombian affiliate.

(b)    Includes dismantlement and abandonment costs.

Future cash flows were computed by applying year-end prices to the companies’ share of estimated annual future production from proved oil and gas reserves, net of royalties. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. In addition, future production costs include the effect of the Argentine oil export tax discussed in Note 1 of the consolidated financial statements of Vintage in its 2004 Form 10-K, through February 2007, the term limited by law. Future income tax expenses were computed by applying, generally, year-end statutory tax rates (adjusted for permanent differences, tax credits, allowances and foreign income repatriation considerations) to the estimated net future pre-tax cash flows. The discount was computed by application of a 10 percent discount factor. The calculations assumed the continuation of existing economic, operating and contractual conditions at December 31, 2004. However, such arbitrary assumptions have not necessarily proven to be the case in the past. Other assumptions of equal validity would give rise to substantially different results. The year-end prices used to calculate future cash flows vary by producing area and market conditions. The West Texas Intermediate oil price used was $43.45 per barrel and the Henry Hub gas price used for 2004 was $6.03/MMBtu.

Pg. 9 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

The following tables summarize Occidental’s pro forma consolidated costs incurred in oil and gas property acquisition, exploration and development activities, whether capitalized or expensed, for the year ended December 31, 2004, giving effect to the acquisition of Vintage by Occidental as if such acquisition had occurred as of January 1, 2004. The following information should be read in conjunction with the audited consolidated financial statements of Occidental and Vintage included in their Annual Reports on Form 10-K for the year ended December 31, 2004, which are incorporated by reference into this document.

Costs Incurred for the Year Ended December 31, 2004 ($ in millions)
	Occidental Historical		Vintage Historical		Occidental Pro forma
	Consolidated Subsidiaries Total	Other Interests (b)	Consolidated Subsidiaries Total	Other Interests	Consolidated Subsidiaries Total	Other Interests (b)
Property Acquisition Costs
Proved Properties	$ 158	$ (12)	$ 111	–	$ 269	$ (12)
Unproved Properties	8	–	10	–	18	–
Exploration Costs	158	–	48	–	206	–
Development Costs	1,438	11	180	–	1,618	11
Asset Retirement Costs	25	(1)	11	–	36	(1)
Cost Incurred (a, b)	$1,787	$ (2)	$ 360	–	$ 2,147	$ (2)

(a)	Excludes capitalized CO2 of $54 million in 2004.
(b)	Includes equity investees’ costs in Russia and Yemen, partially offset by minority interests in a Colombian affiliate.

Pg. 10 of 11 of Attachment I

Occidental Response to SEC Phone Call	December 8, 2005

Costs Incurred for the Year Ended December 31, 2004 ($ in millions)
	Occidental Historical						Occidental Pro forma
	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests (b)	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests (b)
Property Acquisition Costs
Proved Properties	$ 43	$ 94	$ 21	$ –	$ 158	$(12)	$119	$ 129	$ 21	$ –	$ 269	$(12)
Unproved Properties	4	–	–	4	8	–	14	–	–	4	18	–
Exploration Costs	31	47	28	52	158	–	66	51	32	57	206	–
Development Costs	568	144	715	11	1,438	11	629	233	745	11	1,618	11
Asset Retirement Costs	13	12	–	–	25	(1)	21	14	1	–	36	(1)
Cost Incurred (a, b)	$ 659	$ 297	$764	$ 67	$1,787	$ (2)	$849	$ 427	$799	$ 72	$2,147	$ (2)

(a)	Excludes capitalized CO2 of $54 million in 2004.
(b)	Includes equity investees’ costs in Russia and Yemen, partially offset by minority interests in a Colombian affiliate.

Pg. 11 of 11 of Attachment I